UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.

Employees’ Savings and Stock Ownership Plan for

Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.

Employee Investment Plan for Bargaining Unit Employees and

Former Non-Bargaining Unit Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.

414 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55401

(612) 330-5500

Page(s)

Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of Dec. 31, 2009 and 2008	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2009 and 2008	4

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	5
Statements of Net Assets Available for Benefits as of Dec. 31, 2009 and 2008	6
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2009 and 2008	7

Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan	8-15

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
BU Savings Plan (Schedules 1-2)	16-17
EIP Savings Plan (Schedules 3-4)	18-19

Signatures	20

Exhibits
23.01: Consent of Independent Registered Public Accounting Firm	1

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees
and Former Non-Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, MN
June 29, 2010

NEW CENTURY ENERGIES, INC.

EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2009	Dec. 31, 2008
Assets
Receivables:
Xcel Energy contributions (Note 3)	$6,676,268	$5,117,598
Dividends	686,862	675,226
Total receivables	7,363,130	5,792,824

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	7,014,609	6,540,180
Non-participant directed	52,476,063	46,198,500
Total Xcel Energy Common Stock Fund	59,490,672	52,738,680

General investments, at fair value (Note 5):
Participant directed	244,061,664	204,549,259
Loans to participants (Note 7)	5,715,056	5,550,303
Total general investments	249,776,720	210,099,562

Net assets available for benefits	$316,630,522	$268,631,066

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.

EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31,
	2009	2008
Contributions:
Xcel Energy	$6,676,268	$5,117,598
Participants	12,542,172	12,714,081
Total contributions	19,218,440	17,831,679

Investment income (loss):
Interest and dividends	7,063,804	13,366,662
Interest on participant loans	369,404	395,465
Other	39,492	—
Net appreciation (depreciation) in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	7,732,228	(11,484,644)
Interest in registered investment companies (Note 5)	36,932,628	(71,037,899)
Total investment income (loss)	52,137,556	(68,760,416)

Benefits paid to participants - cash and common stock	(20,858,540)	(24,146,421)
Dividends paid to participants	(2,480,967)	(2,455,446)
Administrative expenses	(17,033)	(23,117)

Net increase (decrease) in net assets available for benefits	47,999,456	(77,553,721)

Net assets available for benefits at beginning of the year	268,631,066	346,184,787
Net assets available for benefits at end of year	$316,630,522	$268,631,066

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, MN
June 29, 2010

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2009	Dec. 31, 2008
Assets
Receivables:
Xcel Energy contributions (Note 3)	$1,244,524	$751,079
Dividends	391,362	364,129
Total receivables	1,635,886	1,115,208

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	22,129,130	18,538,313
Non-participant directed	11,767,632	9,902,116
Total Xcel Energy Common Stock Fund	33,896,762	28,440,429

General investments, at fair value (Note 5):
Participant directed	18,729,364	13,273,412
Loans to participants (Note 7)	1,200,206	1,190,156
Total general investments	19,929,570	14,463,568

Net assets available for benefits	$55,462,218	$44,019,205

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31,
	2009	2008
Contributions:
Xcel Energy	$1,244,524	$751,079
Participants	3,173,990	2,856,373
Total contributions	4,418,514	3,607,452

Investment income (loss):
Interest and dividends	1,884,398	2,041,203
Interest on participant loans	90,042	101,761
Net appreciation (depreciation) in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	4,289,196	(6,081,623)
Interest in registered investment companies (Note 5)	3,242,481	(5,921,204)
Total investment income (loss)	9,506,117	(9,859,863)

Benefits paid to participants - cash and common stock	(1,610,929)	(2,138,032)
Dividends paid to participants	(862,370)	(849,094)
Administrative expenses	(8,319)	(9,261)

Net increase (decrease) in net assets available for benefits	11,443,013	(9,248,798)

Net assets available for benefits at beginning of the year	44,019,205	53,268,003
Net assets available for benefits at end of year	$55,462,218	$44,019,205

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC., EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

and

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan).  The BU Savings Plan and EIP Savings Plan are collectively known as the Plans.  Participants should refer to their respective plan document or Summary Plan Description (SPD) for more complete information.  The notes to financial statements generally apply to both Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan.  Each Plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions.  The Plans are defined contribution plans and include an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management — The Plan administrator of each Plan is appointed by Xcel Energy’s Board of Directors and has authority to control and manage the operation and administration of each Plan.  The Plans’ assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy.  Each Plan values the individual participants’ accounts daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Eligibility —

BU Savings Plan

The BU Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to become a participant of this Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan

The EIP Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to enroll in the Plan as soon as administratively feasible following their date of hire.  Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Employer Contributions - Each Plan allows participants to contribute a portion of their pre-tax compensation and also allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows employee after-tax contributions.

Vesting — Employee contributions in each Plan are immediately vested, as are their matching contributions made by Xcel Energy.

Distributions (BU Savings Plan) - Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

Distributions (EIP Savings Plan) - Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum, rollover to an IRA or another employer’s qualified plan or installments.

For each plan, if the total amount of the participant’s vested account balance exceeds $1,000, he/she may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as administratively possible.

All vested account balances remaining in these plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice (except that Xcel Energy contributions will continue to be held in the Xcel Energy Common Stock Fund, with the ability to diversify at the discretion of the participant).  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Termination of the Plans — While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee is paid by the participant.  Loan set-up fees are paid by Xcel Energy (under the BU Savings Plan).  Loan set-up fees and annual maintenance fees are paid by the participant (under the EIP Saving Plan).

Dividends —

BU Savings Plan

Dividends earned on the common stock purchased with Xcel Energy contributions are paid quarterly to Plan participants in cash as a taxable distribution.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the Xcel Energy Stock Fund and are considered taxable income when they are distributed from the Plan.

EIP Savings Plan

Participants can elect to receive their quarterly Xcel Energy Stock Fund dividends in cash as a taxable distribution or reinvest them in company stock within the Plan.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of each plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Fair Value Measurements — The Plans present cash and cash equivalents, money market funds, mutual funds, the Xcel Energy Common Stock Fund, the VGI Brokerage Option, and loans to participants at estimated fair values in its financial statements.

Fair values recorded for cash equivalents and money market funds typically include estimates for accrued interest and dividend income.  The trading prices and liquidity of cash equivalents and money market funds are also monitored as additional support for determining the fair values of those instruments.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.  Fair values for loans to participants are based on the amortized loan balances and management’s judgments regarding the risk associated with these loans, which are borrowed against a limited proportion of assets held in participants accounts, as discussed in Note 7.

Within the VGI Brokerage Option, a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition — The change in the difference between fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

3.   PLAN FUNDING

Employee Contributions (BU Savings Plan) — Participants may elect to contribute between 1 percent and 20 percent of their annual compensation in pre-tax contributions and between 1 percent and 8 percent in after-tax contributions.  The combination of pre-tax contributions up to $16,500 in 2009 ($15,500 in 2008) and after-tax contributions cannot exceed 20 percent.  Employees who are age 50 or older during the Plan year, may make additional pre-tax (catch-up) contributions up to $5,500 in 2009 ($5,000 in 2008).

Employer Contributions (BU Savings Plan) - Xcel Energy may contribute cash or shares of company stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s pre-tax contribution during the Plan year.  All employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Employee Contributions (EIP Savings Plan) - Participants may elect to contribute up to 20 percent of their base pay on a pre-tax basis, not to exceed $16,500 in 2009 ($15,500 in 2008).  Employees who are age 50 or older during the Plan year, may make additional pre-tax (catch-up) contributions up to $5,500 in 2009 ($5,000 in 2008).

Employer Contributions (EIP Savings Plan) — Xcel Energy may contribute cash or shares of company stock as a matching contribution equal to 50 percent of the first 8 percent of base pay contributed by the participant on a pre-tax basis during the Plan year (50 percent of the first 6 percent of base pay in 2008).  To be eligible for a matching contribution, a participant must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter.  The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participants’ annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions - Participants may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  Xcel Energy contributions are initially invested in company stock.   A participant may elect at any time (in accordance with Xcel Energy’s normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Stock Fund account by transferring the applicable amount to one or more of the other investment funds within the Plans not consisting of company stock.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.

4.              FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended.  The EIP Savings Plan and the BU Savings Plan have been amended since receiving the determination letter; however, the Plans sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

5.              FAIR VALUE MEASUREMENTS

Effective Jan. 1, 2008, the Plans adopted new guidance for recurring fair value measurements contained in ASC 820 Fair Value Measurements and Disclosures which provides a single definition of fair value and requires enhanced disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy and examples of each level are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, such as corporate bonds with pricing based on market interest rate curves and recent trades of similarly rated securities.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation, such as participant loans with pricing that requires management’s judgment regarding risks, including the overall collectability of the loans.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value on a recurring basis:

BU Savings Plan

	Dec. 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$40,116,374	$—	$40,116,374
Mutual funds	199,132,339	—	—	199,132,339
Xcel Energy Stock Fund	59,304,800	185,872	—	59,490,672
VGI Brokerage Option	2,988,096	1,824,855	—	4,812,951
Loans to participants	—	—	5,715,056	5,715,056
Total	$261,425,235	$42,127,101	$5,715,056	$309,267,392

	Dec. 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$41,369,498	$—	$41,369,498
Mutual funds	159,505,391	—	—	159,505,391
Xcel Energy Stock Fund	52,507,282	231,398	—	52,738,680
VGI Brokerage Option	1,888,624	1,785,746	—	3,674,370
Loans to participants	—	—	5,550,303	5,550,303
Total	$213,901,297	$43,386,642	$5,550,303	$262,838,242

EIP Savings Plan

	Dec. 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$1,107,473	$—	$1,107,473
Mutual funds	17,589,725	—	—	17,589,725
Xcel Energy Stock Fund	33,790,855	105,907	—	33,896,762
VGI Brokerage Option	32,166	—	—	32,166
Loans to participants	—	—	1,200,206	1,200,206
Total	$51,412,746	$1,213,380	$1,200,206	$53,826,332

	Dec. 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$1,444,021	$—	$1,444,021
Mutual funds	11,804,687	—	—	11,804,687
Xcel Energy Stock Fund	28,315,643	124,786	—	28,440,429
VGI Brokerage Option	24,704	—	—	24,704
Loans to participants	—	—	1,190,156	1,190,156
Total	$40,145,034	$1,568,807	$1,190,156	$42,903,997

The following table presents changes in Level 3 recurring fair value measurements within the Plans:

	2009		2008
	BU Savings Plan	EIP Savings Plan	BU Savings Plan	EIP Savings Plan
Loans to participants, Jan. 1	$5,550,303	$1,190,156	$5,288,612	$1,084,689
Issuances and settlements, net	164,753	10,050	261,691	105,467
Loans to participants, Dec. 31	$5,715,056	$1,200,206	$5,550,303	$1,190,156

6.   NONPARTICIPANT — DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to each Plan’s nonparticipant-directed investments as of Dec. 31, 2009 and 2008, and for the year ended Dec. 31, 2009, is as follows:

	BU Savings Plan	EIP Savings Plan
Net Assets as of Dec. 31, 2008:
Xcel Energy Common Stock Fund	$46,198,500	$9,902,116
Xcel Energy contribution receivable	5,117,598	751,079
Total net assets as of Dec. 31, 2008	51,316,098	10,653,195

Changes in Net Assets:
Net appreciation in fair value of investments	6,832,636	1,520,291
Contributions	6,676,268	1,244,524
Benefits and dividends paid to participants	(3,262,458)	(359,814)
Transfers to participant-directed investments, net	(2,410,213)	(46,040)
Net increase	7,836,233	2,358,961

Net Assets as of Dec. 31, 2009:
Xcel Energy Common Stock Fund	52,476,063	11,767,632
Xcel Energy contribution receivable	6,676,268	1,244,524
Total net assets as of Dec. 31, 2009	$59,152,331	$13,012,156

7.   LOANS TO PARTICIPANTS

BU Savings Plan

Participants may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of their employee pre-tax and rollover account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2009 and 2008 range from 4.25 percent to 9.25 percent.

EIP Savings Plan

Participants may elect to borrow from their account in any amount greater than $1,000 but less than 50 percent of their account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and is credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Interest rates on outstanding loans at Dec. 31, 2009 and 2008 range from 4.25 percent to 9.25 percent.

8.   RELATED PARTY TRANSACTIONS

Certain investments of the Plans are in shares of Xcel Energy common stock.  Receivables include dividends on Xcel Energy common stock declared and payable to the BU Savings Plan of $686,862 and $675,266 at Dec. 31, 2009 and 2008.  Receivables include dividends on Xcel Energy common stock declared and payable to the EIP Savings Plan of $391,362 and $364,129 at Dec. 31, 2009 and 2008.

The Plans also invest in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

The BU Savings Plan incurred fees for investment management and recordkeeping services of $17,033 and $23,117 for the years ended Dec. 31, 2009 and 2008.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $8,319 and $9,261 for the years ended Dec. 31, 2009 and 2008.

9.              INVESTMENTS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2009	2008
BU Savings Plan:
Vanguard PRIMECAP Fund	$78,734,741	$60,014,799
Xcel Energy Common Stock Fund (Note 10)	59,490,672	52,738,680
Vanguard Wellington Fund	42,803,148	37,352,736
Vanguard Prime Money Market Fund	40,116,374	41,369,498
Vanguard Total Bond Market Index Fund	19,963,453	19,346,390

EIP Savings Plan:
Xcel Energy Common Stock Fund (Note 10)	$33,896,762	$28,440,429

Xcel Energy Common Stock Fund includes Xcel Energy common stock, VGI prime money market, receivables, payables and other as indicated in Note 10 — Xcel Energy Common Stock Fund and as presented within the Schedule of Assets (Held at Year End) at Schedule 1.

10.   XCEL ENERGY COMMON STOCK FUND

BU Savings Plan:

	Dec. 31, 2009		Dec. 31, 2008
	Employee	Employer	Employee	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	329,533	2,465,227	351,023	2,479,558

Xcel Energy common stock	$6,992,692	$52,312,108	$6,511,484	$45,995,798
VGI prime money market	24,148	180,648	30,527	215,636
Receivables, payables and other	(2,231)	(16,693)	(1,831)	(12,934)
Total	$7,014,609	$52,476,063	$6,540,180	$46,198,500

EIP Savings Plan:

	Dec. 31, 2009		Dec. 31, 2008
	Employee	Employer	Employee	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	1,039,585	552,821	994,985	531,465

Xcel Energy common stock	$22,059,990	$11,730,865	$18,456,974	$9,858,669
VGI prime money market	76,179	40,510	86,529	46,219
Receivables, payables and other	(7,039)	(3,743)	(5,190)	(2,772)
Total	$22,129,130	$11,767,632	$18,538,313	$9,902,116

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1

Schedule of Assets (Held at Year End) as of Dec. 31, 2009

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030, Plan 005

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue		Investment Type	Cost	Current Value
*	Vanguard PRIMECAP Fund	Registered Investment Co.	$66,487,325	$78,734,741
*	Xcel Energy Common Stock Fund	Xcel Energy Common Stock	53,231,554	59,304,800
*	Vanguard Wellington Fund	Registered Investment Co.	42,387,117	42,803,148
*	Vanguard Prime Money Market Fund	Interest-bearing cash	40,321,170	40,321,170
*	Vanguard Total Bond Market Index Fund	Registered Investment Co.	19,351,394	19,963,453
*	Vanguard 500 Index Fund	Registered Investment Co.	17,069,102	13,784,921
*	Vanguard Developed Markets Index Fund	Registered Investment Co.	10,090,709	9,642,827
*	PIMCO Total Return Fund	Registered Investment Co.	8,687,309	8,878,535
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Co.	7,103,677	7,213,868
*	VGI Brokerage Option	Vanguard Brokerage Option	4,950,576	4,812,951
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	5,305,550	4,578,386
*	Longleaf Partners Fund	Registered Investment Co.	5,044,843	4,275,518
*	Vanguard Small-Cap Index Fund	Registered Investment Co.	3,587,965	3,341,332
*	Vanguard Target Retirement Fund 2020	Registered Investment Co.	1,511,547	1,570,497
*	Vanguard Target Retirement Fund 2015	Registered Investment Co.	1,012,333	1,087,196
*	Vanguard Target Retirement Fund 2025	Registered Investment Co.	881,122	967,446
*	Vanguard Target Retirement Fund 2035	Registered Investment Co.	631,835	641,869
*	Vanguard Target Retirement Fund 2010	Registered Investment Co.	547,194	556,447
*	Vanguard Target Retirement Fund 2030	Registered Investment Co.	347,220	391,849
*	Vanguard Target Retirement Income	Registered Investment Co.	366,655	372,927
*	Vanguard Target Retirement Fund 2045	Registered Investment Co.	145,283	161,967
*	Vanguard Target Retirement Fund 2050	Registered Investment Co.	82,767	84,343
*	Vanguard Target Retirement Fund 2040	Registered Investment Co.	77,190	80,961
*	Vanguard Target Retirement Fund 2005	Registered Investment Co.	99	108
*	Loan Fund	4.25% - 9.25%, with maturities ranging from 2010 thru 2024	—	5,715,056
			$289,221,536	$309,286,316

*	Party in Interest

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 2

Schedule of Reportable Transactions*

Year Ended Dec. 31, 2009

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030, Plan 005

Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset			Historical	Current Value of
	(include interest rate and maturity in			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchase Price	Selling Price	Asset	Transaction Date	Loss

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	$7,131,241	$—	$—	$7,131,241	$—
The Vanguard Group	Xcel Energy Common Stock Fund	—	8,111,477	8,151,485	8,111,477	(40,008)

*Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 3

Schedule of Assets (Held at Year End) as of Dec. 31, 2009

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030, Plan 006

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue		Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Xcel Energy Common Stock	$30,571,600	$33,790,855
*	Longleaf Partners Fund	Registered Investment Co.	3,271,576	2,649,898
*	Vanguard Wellington Fund	Registered Investment Co.	2,629,604	2,505,444
*	Vanguard PRIMECAP Fund	Registered Investment Co.	2,439,086	2,425,056
*	Vanguard Developed Markets Index Fund	Registered Investment Co.	1,878,991	1,790,019
*	Vanguard Total Bond Market Index Fund	Registered Investment Co.	1,463,739	1,506,557
*	Vanguard 500 Index Fund	Registered Investment Co.	1,762,757	1,494,333
*	PIMCO Total Return Fund	Registered Investment Co.	1,244,885	1,277,226
*	Vanguard Prime Money Market Fund	Interest-bearing cash	1,224,162	1,224,162
*	Vanguard Target Retirement Fund 2020	Registered Investment Co.	766,068	792,307
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	860,941	730,003
*	Vanguard Small-Cap Index Fund	Registered Investment Co.	704,389	632,618
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Co.	554,137	562,986
*	Vanguard Target Retirement Fund 2015	Registered Investment Co.	287,210	289,373
*	Vanguard Target Retirement Fund 2010	Registered Investment Co.	290,802	279,620
*	Vanguard Target Retirement Fund 2025	Registered Investment Co.	257,903	271,576
*	Vanguard Target Retirement Fund 2035	Registered Investment Co.	145,139	164,504
*	Vanguard Target Retirement Fund 2030	Registered Investment Co.	70,734	73,755
*	Vanguard Target Retirement Fund 2040	Registered Investment Co.	49,799	54,896
*	Vanguard Target Retirement Fund 2045	Registered Investment Co.	35,645	38,842
*	Vanguard Target Retirement Fund 2005	Registered Investment Co.	38,283	38,347
*	VGI Brokerage Option	Vanguard Brokerage Option	34,495	32,166
*	Vanguard Target Retirement Fund 2050	Registered Investment Co.	9,770	11,053
*	Vanguard Target Retirement Income	Registered Investment Co.	1,285	1,312
*	Loan Fund	4.25% - 9.25%, with maturities ranging from 2010 thru 2024	—	1,200,206
			$50,593,000	$53,837,114

*	Party in Interest

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 4

Schedule of Reportable Transactions*

Year Ended Dec. 31, 2009

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030, Plan 006

Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset			Historical	Current Value of
	(include interest rate and maturity in			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchase Price	Selling Price	Asset	Transaction Date	Loss

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	$3,908,903	$—	$—	$3,908,903	$—
The Vanguard Group	Xcel Energy Common Stock Fund	—	2,741,766	2,766,797	2,741,766	(25,031)

*Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 29, 2010.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND

STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES

AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT

PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER

NON-BARGAINING UNIT EMPLOYEES

By	/s/ Teresa S. Madden

Vice President and Controller
Member, Pension Trust Administration Committee